SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

Zhe Wei

c/o Room 3301, Kerry Parkside Office,

1155 Fangdian Rd, Pudong New Area District, Shanghai, P.R.C.

Fax: +86-21-20281659

Tel: +86-21-20281678

March 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) CUSIP number 53225G102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “LITB.” Each ADS represents two ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

CUSIP No. 53225G102	13D

1	NAMES OF REPORTING PERSONS

Fraser Holdings Group Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,740,008 ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,740,008 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,740,008 ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (2)

14	TYPE OF REPORTING PERSON
CO

(1) Represents 17,740,008 ordinary shares held by Fraser Holdings Group Limited., a limited company organized under the laws of the British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% shareholdings and 4.5% shareholdings, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submitted on the same date.  See Item 5 for more information.

CUSIP No. 53225G102	13D

1	NAMES OF REPORTING PERSONS

Vision Knight Capital (China) Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,933,644 ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,933,644 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,740,008 ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (2)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 95.5% shareholdings in 17,740,008 ordinary shares held by Fraser Holdings Group Limited., a limited company organized under the laws of the British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% shareholdings and 4.5% shareholdings, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submitted on the same date.  See Item 5 for more information.

CUSIP No. 53225G102	13D

1	NAMES OF REPORTING PERSONS

Vision Knight Capital (China) GP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,740,008 ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,740,008 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,740,008 ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (2)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 17,740,008 ordinary shares held by Fraser Holdings Group Limited., a limited company organized under the laws of the British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% shareholdings and 4.5% shareholdings, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submitted on the same date.  See Item 5 for more information.

CUSIP No. 53225G102	13D

1	NAMES OF REPORTING PERSONS

VKC (China) GP II Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,740,008 ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,740,008 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,740,008 ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (2)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 17,740,008 ordinary shares held by Fraser Holdings Group Limited., a limited company organized under the laws of the British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% shareholdings and 4.5% shareholdings, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and sole Director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a Director of VKC (China) GP II Ltd.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submitted on the same date.  See Item 5 for more information.

CUSIP No. 53225G102	13D

1	NAMES OF REPORTING PERSONS

VKC Cayman II Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,740,008 ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,740,008 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,740,008 ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (2)

14	TYPE OF REPORTING PERSON
PN

(1) Represents 17,740,008 ordinary shares held by Fraser Holdings Group Limited., a limited company organized under the laws of the British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% shareholdings and 4.5% shareholdings, respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and sole Director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a Director of VKC (China) GP II Ltd.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submitted on the same date.  See Item 5 for more information.

CUSIP No. 53225G102	13D

1	NAMES OF REPORTING PERSONS

Zhe Wei

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong SAR China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,740,008 ordinary shares (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,740,008 ordinary shares (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,740,008 ordinary shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON
IN

(1) Represents 17,740,008 ordinary shares held by Fraser Holdings Group Limited., a limited company organized under the laws of the British Virgin Islands. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands and Vision Knight Capital (China) Entrepreneur Fund II, L.P., also a limited partnership organized under the laws of the Cayman Islands, which hold 95.5% shareholdings and 4.5% shareholdings respectively. The general partner of both Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd., a company organized under the laws of the Cayman Islands. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(2) The calculation of this percentage is based on 223,687,789 ordinary shares of the Issuer, par value US$0.000067 per share, outstanding as of December 16, 2019 on a fully diluted basis which includes the securities based on the Issuer’s 6-K submitted on the same date.  See Item 5 for more information.

CUSIP No. 53225G102	13D

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to ordinary shares, par value US$0.000067 per share  (the “Ordinary Shares”), of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.  Two Ordinary Shares of the Issuer are represented by one American depository share (the “ADS”).

Item 2.         Identity and Background

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)         Fraser Holdings Group Limited, a limited partnership organized under the laws of the British Virgin Island, with its registered address at Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding. The shareholders of Fraser Holdings Group Limited are Vision Knight Capital (China) Fund II, L.P. and Vision Knight Capital (China) Entrepreneur Fund II, L.P., which hold 95.5% shareholdings and 4.5% shareholdings of Fraser Holdings Group Limited, respectively. The General Partner for both of Vision Knight Capital (China) Fund II, L.P and Vision Knight Capital (China) Entrepreneur Fund II, L.P. is Vision Knight Capital (China) GP II, L.P.. The General Partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd.. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(2)         Vision Knight Capital (China) Fund II, L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered address at 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands., and its principal business in investment holding. The General Partner of Vision Knight Capital (China) Fund II, L.P. is Vision Knight Capital (China) GP II, L.P.. The General Partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd.. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole Director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(3)         Vision Knight Capital (China) GP II, L.P., a limited partnership organized under the laws of the Cayman Islands, with its registered address at 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands., and its principal business in investment holding. The General Partner of Vision Knight Capital (China) GP II, L.P. is VKC (China) GP II Ltd.. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a Director of VKC (China) GP II Ltd.

(4)         VKC (China) GP II Ltd., a limited partnership organized under the laws of Cayman Islands, with its registered address at 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands, and its principal business in investment holding. The sole shareholder of VKC (China) GP II Ltd. is VKC Cayman II Ltd.. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei. Zhe Wei is also a director of VKC (China) GP II Ltd.

(5)         VKC Cayman II Ltd., a limited partnership organized under the laws of Cayman Islands, with its registered address at 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1 -1108, Cayman Islands, and its principal business in investment holding. The sole shareholder and the sole director of VKC Cayman II Ltd. is Zhe Wei.

(6)         Zhe Wei, a citizen of Hongkong, a director of VKC (China) GP II Ltd. and the sole shareholder and the sole director of VKC Cayman II Ltd., whose business address is located at Room 3301, Kerry Parkside Office, 1155 Fangdian Rd, Pudong New Area, Shanghai, P.R.C.

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 53225G102	13D

Item 3.         Source and Amount of Funds or Other Consideration

Shares acquired in connection with the Ezbuy Acquisition

The Reporting Persons were issued convertible promissory notes (the “Promissory Notes”) by the Issuer on December 10, 2018 in exchange of ordinary shares of Ezbuy beneficially owned by the Reporting Persons pursuant to a share purchase agreement (the “Agreement”) by and among the Issuer and the several sellers (each, a “Seller”; Collectively, the “Sellers”) therein on November 8, 2018.

Pursuant to the Agreement, the Issuer acquired (the “Ezbuy Acquisition”) 100% of the equity interests of Ezbuy Holding Co., Ltd (“Ezbuy”).

The Acquisition was closed on December 10, 2018. On December 11, 2019, the Reporting Persons acquired 17,740,008 Ordinary Shares in exchange of the Promissory Notes issued to the Reporting Persons.

A copy of the form of the Promissory Notes and the Agreement were included as exhibits to the Form 6-K (File No. 001-35942) submitted to the Securities and Exchange Commission on November 8, 2018.

Item 4.         Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Shares acquired in connection with the Ezbuy Acquisition

A total of 17,740,008 shares of the Issuer, accounting for approximately 7.9% of the Issuer’s 223,687,789 shares outstanding as of December 16, 2019, were issued to the Reporting Persons in exchange of the Promissory Notes. An aggregate of 88,883,116 Ordinary Shares were issued by the Issuer in exchange of the convertible promissory notes held by the Sellers.

Further Matters

Except as disclosed in this Statement, and in connection with the Agreement referenced above, none of the Reporting Persons has any present plans or proposals that relate to, or would result in, any of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as disclosed in this Statement, the Reporting Persons have no present intention to further acquire securities of the Issuer; provided, however, the Reporting Persons intend to review their investment on a regular basis and, as a result of such review and subject to the Subscription Agreement and the IR Agreement and other applicable agreements, may determine at any time or from time to time, either alone or as part of a group:

•                      to acquire additional securities of the Issuer through open market purchases, privately negotiated transactions, or otherwise,

•                      to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, privately negotiated transactions, or otherwise, or

•                      to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything in this Statement to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein.  In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer’s business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations, and any other factors deemed relevant.

CUSIP No. 53225G102	13D

Item 5.         Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference.

Each Reporting Person may be deemed to own beneficially 17,740,008 Ordinary Shares, representing approximately 7.9% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on total 223,687,789 outstanding shares as of December 16, 2019, as reported by the Issuer in its 6-k submitted to the Securities and Exchange Commission on the same day, on a fully-diluted basis.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days none of the Reporting Persons has effected any transactions in Ordinary Shares.

(d)

None.

(e)

Not Applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed under Items 3, 4, and 5 is incorporated by reference into this Item 6.  The agreements listed as exhibits to this Schedule 13D are further incorporated by reference herein.

CUSIP No. 53225G102	13D

 Item 7.  Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint filing agreement

2	Share purchase agreement entered into on November 8, 2018 by and among the Issuer and the Sellers as defined in Exhibit A-1 thereof. *

*      Incorporated by reference to exhibit 4.1 to the Form 6-K (File No. 001-35942) submitted to the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 53225G102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2020

Fraser Holdings Group Limited

By:	/s/ DAMING ZHU
Name:	DAMING ZHU
Title:	Director

Vision Knight Capital (China) Fund II, L.P. acting through its general partner, Vision Knight Capital (China) GP II, L.P.(acting through its general partner, VKC (China) GP II Ltd.)

By:	/s/ Zhe Wei
Name:	Zhe Wei
Title:	Director

Vision Knight Capital (China) GP II, L.P. (acting through its general partner, VKC (China) GP II Ltd.)

By:	/s/ Zhe Wei
Name:	Zhe Wei
Title:	Director

VKC (China) GP II Ltd.

By:	/s/ Zhe Wei
Name:	Zhe Wei
Title:	Director

VKC Cayman II Ltd.

By:	/s/ Zhe Wei
Name:	Zhe Wei
Title:	Director

Zhe Wei

By:	/s/ Zhe Wei

[Signature Page to Statement on Schedule 13D]